


EASTMAIN

NEWS RELEASE

Clearwater Project
Drilling expands gold deposit

Symbol: ER – The Toronto Stock Exchange October 14, 2003

Eastmain Resources Inc. (TSX: ER) announces assay results for the first 6 of 19 holes completed at the Clearwater Project from a program designed to expand the lateral and depth extensions of the Eau Claire gold deposit. Holes ER03-19 through ER03-25 intersected a total of 51 gold-bearing veins with significant grades ranging from 1.84 grams gold per tonne across 8.0 metres to 20.8 grams gold per tonne over 1.0 metre (Table 1). **Eleven of the 51 veins averaged 8.84 grams gold per tonne (0.26 ounces per ton) across a minimum 1.5-metre horizontal thickness**. Six of these veins include one-half-metre intervals ranging from **15.85 to 41.0 grams gold per tonne (0.46 to 1.2 ounces per ton)**.

A total of 15 holes will be completed in the Eau Claire deposit while four holes have been collared to test regional geochemical and geophysical anomalies on the property. Each hole within the deposit intersected from 5 to 15 gold-bearing veins and schist zones. As in the 2002 program, drill holes within the deposit are widely spaced, generally 100 metres away from the nearest drill intersection. Holes ER03-19 and ER03-20 intersected the main group of veins below all previous drilling, thereby confirming the extension of the Eau Claire deposit at depth. Assays of up to **18.75 grams gold per tonne across 0.5 metre and 9.1 grams gold per tonne across 1.5 metres** were obtained from Holes 19 and 20 respectively. Hole 21, collared at the eastern end of the deposit, intersected a 2.5-metre-thick vein grading 7.69 grams gold per tonne, including a one-metre interval at **17.7 grams gold per tonne** (0.52 ounces). Visible gold was observed in ER03-36 within a quartz-tourmaline vein, located 130 metres below surface in the central part of the deposit. The gold deposit remains open both laterally and vertically to depth. Assays are pending for holes 26 to 37. An updated resource calculation is anticipated by year-end.

Three 500-metre-long trenches were completed at 200-metre intervals across the Eau Claire gold deposit along grid lines 200W, 000 and 200E. Preliminary assay data for trenching is listed in Table 2. A gold-bearing vein detected in Trench 2E at 050S contains an average grade of 9.5 grams gold per tonne (0.28 ounces) across 1.5 metres. This vein coincides with the surface projection of the D Vein.

Trench and drill core samples were cut with rock saws at 0.5-metre intervals and submitted for assay to ALS Chemex in Mississauga, Ontario. All assay results greater than 0.5 g/t Au (500 ppb) are re-assayed to confirm gold content. Mr. Eddy Canova, P. Geo. is the qualified person supervising the field work.

Eau Claire contains an estimated total mineral resource of 2,666,493 tonnes grading 6.75 grams gold per tonne (7.37 g/t uncut), calculated by Robert A. Campbell, P. Geo and Qualified Person. This includes an indicated resource of 1,024,968 tonnes at 8.15 g/t gold (9.43 g/t uncut) and an inferred resource of 1,641,525 tonnes at 5.88 g/t gold (6.08 g/t uncut). – *News release May 1, 2003.*

Eastmain's primary objective is the exploration, discovery and development of long-life, low-cost, profitable ore deposits in Canada. The Company is listed on The Toronto Stock Exchange trading under the symbol "ER".

SOQUEM is a wholly-owned subsidiary of SGF Minéral inc., a subsidiary of Société générale de financement du Québec ("SGF"). The mission of the Société générale de financement du Québec (SGF), as an industrial and financial holding company, is to carry out economic development projects, especially in the industrial sector, in cooperation with partners and in accordance with accepted requirements for profitability that comply with the economic development policy of the Government of Québec.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our website at www.eastmain.com.

Table 1. Clearwater Project - Drill hole assay highlights for ER03-19 to 25

Hole Id	From (m)	To (m)	Length metres	Au ppb	Au g/tonne	Ag g/tonne	Average Au g/t	Au oz/ton
ER03-24	215.50	217.00	1.50				2.32	**0.07**
	225.50	227.00	1.50				1.97	**0.06**
	232.00	232.50	0.50	**>10000**	**41.00**	8.52		
	232.50	233.00	0.50	713	0.69	0.40		
	232.00	**233.00**	**1.00**				**20.85**	**0.61**
	276.50	277.00	0.50	4290	4.10	0.80		
	277.00	277.50	0.50	2790	2.87	0.86		
	277.50	278.00	0.50	3830	3.75	1.19		
	278.00	278.50	0.50	923	1.01	0.32		
	276.50	**278.00**	**1.50**				**3.57**	**0.10**
ER03-25	203.50	204.00	0.50	823	0.93	0.37		
	204.00	204.50	0.50	3980	3.88	0.48		
	305.50	306.00	0.50	1105	1.09	0.37		
	321.00	321.50	0.50	1060	1.06	0.68		
	321.50	322.00	0.50	3890	3.56	1.12		
	324.50	325.00	0.50	558	0.52	0.68		
	325.00	325.50	0.50	**5100**	**6.32**	1.81		
	324.50	**325.50**	**1.00**				**3.42**	**0.10**
	329.50	330.00	0.50	835	0.95			
	333.00	333.50	0.50	825	0.57			
	354.50	355.00	0.50	1785	1.56			
	364.50	365.00	0.50	**7130**	**6.56**			
	365.00	365.50	0.50	3420	3.18			
	364.50	**365.50**	**1.00**				**4.87**	**0.14**
Average	(based on >3 g/t Au cut-off and 1.5m horizontal thickness)						**8.84**	**0.26**

Table 2. Clearwater Project - trench assay highlights

Easting	Northing	Length metres	Sample	Trench	Au ppb	Au g/tonne	Average Au g/tonne	Au oz/ton
-202.5	168.5	0.50	Channel	TR2W	**8050**	**7.72**		**0.23**
176	-48.5	0.50	Channel	TR2E	3350	2.29		
176	-49	0.50	Channel	TR2E	**>10000**	**25.70**		
176	-49.5	0.50	Channel	TR2E	**9290**	**11.95**		
176		**1.50**		TR2E			**13.3**	**0.39**
178	-48.5	0.50	Channel	TR2E	1825	2.58		
178	-49	0.50	Channel	TR2E	**>10000**	**11.70**		
178	-49.5	0.50	Channel	TR2E	1820	2.03		
178		**1.50**		TR2E			**5.44**	**0.16**
177	-50	0.50	Chip	TR2E	**>10000**	**15.85**		
179	-50	0.50	Chip	TR2E	**7520**	**8.18**		
178	-50	0.50	Chip	TR2E	**5930**	**5.52**		
	-50	**0.50**		TR2E			**9.85**	**0.29**
Average				TR2E			**9.53**	**0.28**



EASTMAIN

NEWS RELEASE

Eastmain to raise up to
$4,400,000 Private Placement

Trading Symbol: ER – The Toronto Stock Exchange October 7, 2003

Eastmain Resources Inc. ("Eastmain") announced today that it has entered into an agreement with Fort House Inc. for an offering of 8,000,000 units, on a private placement basis, at $0.50 per unit for an aggregate gross proceeds of up to $4,000,000. Each unit will consist of one common share and one half of a common share purchase warrant. Each whole warrant will entitle the holder thereof to purchase one common share at a price of $0.60 per share for a period of 24 months following the closing of the offering. In addition, Eastmain has granted an option to the agent to increase the size of the offering in whole or in part by up to 800,000 additional units for additional gross proceeds of $400,000. Fort House Inc. has agreed to act as agent on a "best effort basis" in connection with the offering. Subject to applicable regulatory approvals, the offering is anticipated to close on October 22, 2003.

Proceeds of the offering will be used for the exploration of Eastmain's mineral properties, for the acquisition of new mineral properties and for working capital. Upon completion of the proposed financing with Fort House (assuming that it is fully subscribed), Eastmain will have approximately $5.0 million in its treasury in uncommitted funds.

Eastmain's primary objective is the exploration, discovery and development of long-life, low cost profitable ore deposits in Canada. In addition to it's 50% option on the Reserve Creek Project, Ontario, the Company has an option to earn 75% interest in Clearwater, one of the most significant undeveloped gold deposits in Northern Quebec. Eastmain is listed on The Toronto Stock Exchange, trading under the symbol "ER".

For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.